EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Committee
Zale Corporation Savings and Investment Plan:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Zale Corporation (filed under the Securities and Exchange Commission File No. 333-51607) of our report dated January 7, 2005 relating to the statements of net assets available for benefits of Zale Corporation Savings and Investment Plan as of July 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, which report appears in the July 31, 2004 Annual Report on
Form 11-K of Zale Corporation Savings and Investment Plan.

KPMG LLP

Dallas, Texas
January 21, 2005